UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment 1)*

SPICY PICKLE FRANCHISING, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

84844T 10 0
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84844T 10 0

SCHEDULE 13G
1	NAMES OF REPORTING PERSONS Raymond BonAnno S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,893,045
	6	SHARED VOTING POWER 2,667,719
	7	SOLE DISPOSITIVE POWER 2,893,045
	8	SHARED DISPOSITIVE POWER 2,667,719
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,560,764 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 84844T 10 0

Item 1(a).  Name of Issuer:

Spicy Pickle Franchising, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

90 Madison Street, Suite 700, Denver, Colorado 80206

Item 2(a).  Name of Person Filing:

Raymond BonAnno

Item 2(b).  Address of Principal Business Office or, if none, Residence:

90 Madison Street, Suite 700, Denver, Colorado 80206

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

84844T 10 0

Item 3.

Not applicable

Item 4.  Ownership.

See Rows 5 through 8 of the cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Members of Raymond BonAnno’s family are beneficiaries of The BonAnno Family Partnership LLLP and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held of record by The BonAnno Family Partnership LLLP.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 84844T 10 0

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	/s/ Raymond BonAnno
Raymond BonAnno